UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are copies of the press releases of the Company, dated March 14, 2017, March 15, 2017 and March 17, 2017, titled "Announcement of commencement of USD 60 million equity offering", "USD 60 million equity offering successfully completed" and " Equity offering: Issue of New Shares", respectively.
Attached hereto as Exhibit 2 is a copy of the Placement Agency Agreement.
Attached hereto as Exhibit 3 is a copy of the form of Application Agreement.
Attached hereto as Exhibit 5.1 is the opinion of MJM Limited relating to the legality and validity of the ordinary shares.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-211365), which was declared effective by the Commission on July 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED

By: /s/ Per Heiberg
Date: March 17, 2017	Name: Per Heiberg
Title: Principal Financial Officer

Exhibit 1
Announcement of commencement of USD 60 million equity offering
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) ("Golden Ocean" or "the Company") today announced that it has commenced an equity offering (the "Offering") for issue of new shares (the "New Shares") for gross proceeds of the NOK equivalent of approximately USD 60 million. The Company has engaged DNB Markets Inc. and ABN AMRO Securities (USA) LLC (the "Managers") as placement agents in connection with the Offering.

The Offering will be directed towards certain Norwegian and international institutional investors subject to applicable exemptions from European prospectus requirements. The minimum application and allocation amount has been set to the NOK equivalent of EUR
100,000, provided that the Company reserves the right to, at its sole discretion, allocate lower amounts to investors that qualify as "professional investors" pursuant to the Norwegian Securities Trading Act and ancillary regulations.
We intend to use the net proceeds of this offering to partially pre-pay debt under the new loan agreements we expect to enter into in connection with the acquisition of fourteen vessels from Quintana Shipping Ltd., as previously announced, in an amount of approximately $17.4 million, and to use the balance for general corporate purposes in subsidiaries non-recourse to the Company.
The subscription price and number of shares issued in the Offering will be determined through an accelerated bookbuilding process. The bookbuilding period will start March 14, 2017 at 4:00 pm EST and 21:00 pm CET and are expected to end at March 15, 2017 at 3:00 am EST and 08:00 am CET. The Company reserves the right to close or extend the bookbuilding period at any time in its sole discretion, at short notice.
The Managers have prior to the launch of the Offering received significant indications of interest from investors to subscribe in the Offering for an amount well exceeding the transaction size of USD 60 million.
The allocation of New Shares in the Offering will be made at the discretion of the Company in consultation with the Managers, on or about March 15, 2017, subject to any shortening or extension of the application period.
Subject to full payment of the New Shares, the New Shares allocated in the Offering are expected to be delivered to the subscribers in the Offering on or about March 17, 2017 and to be registered in the Norwegian Central Securities Depository (VPS) with the Company's ISIN BMG396372051 and commence to trade under the Company's ordinary trading symbol "GOGL" and become tradable on the Oslo Stock Exchange and the NASDAQ on or about March 17, 2017.
Important Information for Investors and Shareholders
This offering will be made only by means of an application agreement, a term sheet and a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC's website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from contacting DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800.This offering will be made pursuant to the Company's existing shelf registration statement on Form F-3 (Registration No. 333-211365) previously filed with the SEC and declared effective.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
March 14, 2017
Hamilton, Bermuda
Golden Ocean Group Limited
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

USD 60 million equity offering successfully completed

Golden Ocean Group Ltd. (NASDAQ/OSE: GOGL) (the "Company") is pleased to announce that the offering (the "Offering") of new shares (the "New Shares") announced on March 14, 2017, has been successfully completed at NOK 60 per New Share (equalling USD 6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK 516.5 million (approximately USD 60 million) through the issuance of 8,607,800 New Shares. The private placement received very strong interest from large institutional investors and was multiple times subscribed.
Upon completion of the Offering, Hemen Holding Ltd., the Company's largest shareholder will own an aggregate of 46,487,224 shares in the Company, equalling approximately 40.6 per cent of the Company's shares and votes following completion of the Offering. Further, upon completion of the vessel purchase transactions announced on March 14, 2017, Hemen will own an aggregate of 49,787,224 shares in the Company equalling approximately 37.6 per cent of the Company's shares and votes, and Quintana Shipping Ltd and subsidiaries will own 11.0 per cent of the Company's outstanding shares and votes and become the second largest shareholder of the Company.
Notifications of allocation of New Shares will be distributed on or about March 15, 2017. The due date for payment for allocated New Shares is expected to be March 17, 2017.
Subject to full payment of the New Shares, delivery of the New Shares allocated in the Offering is expected to be delivered to the subscribers in the Offering on or about March 17, 2017 and to be registered in the Norwegian Central Securities Depository (VPS) with the Company's ISIN BMG396372051 and commence to trade under the Company's trading symbol "GOGL" and become tradable on the Oslo Stock Exchange and NASDAQ on or about March 17, 2017.
Following issuance of the New Shares, the Company will have 114,572,992  issued common shares each having a par value of USD 0.05. Following issuance of the consideration shares to Quintana and Hemen under the vessel purchase agreements announced on March 14, 2017, the Company will have 132,372,992 issued common shares each having a par value of USD 0.05.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering is being made by means of an application agreement, a term sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333-211365) that has previously been filed with the US Securities and Exchange Commission (the "SEC"). Copies of the offering documentation may be obtained by contacting DNB Markets at telephone: DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800.
March 15, 2017
 Hamilton, Bermuda
The Board of Directors
 Golden Ocean Group Ltd.
Contact Persons:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg: CFO, Golden Ocean Management AS
 +47 22 01 73 45

***
 Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Equity offering: Issue of New Shares
Reference is made to the stock exchange notices published in connection with the offering (the "Offering") of 8,607,800 new shares (the "New Shares") in Golden Ocean Group Ltd. (NYSE/OSE: GOGL) (the "Company").
The New Shares have been validly issued, and the Company's issued share capital has been increased to USD 5,728,649.6 divided into 114,572,992 issued shares, each with a nominal value of USD 0.05.

The New Shares will be delivered to the subscribers in the Offering on March 17, 2017 and to be registered in the Norwegian Central Securities Depository (VPS) with the Company's ISIN BMG396372051 and commence to trade under the Company's trading symbol "GOGL" and become tradable on the Oslo Stock Exchange and NASDAQ on March 17, 2017.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering is being made by means of an application agreement, a term sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333-211365) that has previously been filed with the US Securities and Exchange Commission (the "SEC"). Copies of the offering documentation may be obtained by contacting DNB Markets at telephone: DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800.
March 17, 2017
 Hamilton, Bermuda
The Board of Directors
 Golden Ocean Group Ltd.
Contact Persons:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg: CFO, Golden Ocean Management AS
+47 22 01 73 45

***

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

Exhibit 2

GOLDEN OCEAN GROUP LIMITED
 Common Shares ($0.05 par value per share)
PLACEMENT AGENCY AGREEMENT

March 14, 2017

March 14, 2017
DNB Markets, Inc.,
200 Park Ave
Floor 31
New York, NY 10166

ABN AMRO Securities (USA) LLC
100 Park Avenue
17th Floor
New York, New York 10017

Ladies and Gentlemen:
This Agreement confirms our understanding that Golden Ocean Group Limited, an exempted company formed under the laws of Bermuda (the "Company"), hereby appoints the placement agents named in Schedule II hereto as its placement agents (the "Placement Agents"), for whom DNB Markets, Inc. is acting as manager (the "Manager"), in connection with the proposed sale to certain investors (the "Direct Offering") of the Company's common shares, par value $0.05 per share (the "Shares") under the Prospectus (as defined below) expected to be $60,000,000, subject to final pricing terms.  On the basis of the representations and warranties contained herein, and subject to the terms and conditions set forth herein, the Placement Agents agree to use their best commercially practicable efforts to solicit and receive offers to purchase the Shares.  Notwithstanding anything to the contrary contained in this Agreement, the Placement Agents shall have no obligation to purchase any of the Shares, or any liability to the Company if any prospective purchaser fails to consummate a purchase of or pay for any of the Shares.  The common shares, par value $0.05 per share, of the Company to be outstanding after giving effect to the placement of the Shares contemplated hereby are hereinafter referred to as the "Common Shares."
The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement, including a prospectus, (File No. 333-211365) on Form F-3 relating to the securities (the "Shelf Securities"), including the Shares, to be issued from time to time by the Company.  The registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the "Securities Act"), is hereinafter referred to as the "Registration Statement", and the related prospectus covering the Shelf Securities dated July 21, 2016 in the form first used to confirm sales of the Shares (or in the form first made available to the Placement Agents by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the "Basic Prospectus." The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Placement Agents by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the "Prospectus," and the term "preliminary prospectus" means any preliminary form of the Prospectus.  For purposes of this Agreement, "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act, "Time of Sale Prospectus" means the documents and pricing information identified in Schedule I hereto, and "broadly available road show" means a "bona fide electronic road show" as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.  As used herein, the terms "Registration Statement," "Basic Prospectus," "preliminary prospectus," "Time of Sale Prospectus" and "Prospectus" shall include the documents incorporated by reference therein as of the date hereof.  The terms "supplement," "amendment," and "amend" as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are deemed to be incorporated by reference therein.
1.          Representations and Warranties.  The Company represents and warrants to and agrees with each of the Placement Agents that:
(a)          The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by the Commission.

(b)          (i)  Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder (the "Exchange Act Regulations"), (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented as of the date of the Prospectus and as of the Closing Date, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the Prospectus comply, and as amended or supplemented as of the date of the Prospectus and as of the Closing Date, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder (the "Securities Act Regulations"), (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 2(a)), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the Prospectus does not contain and, as amended or supplemented as of its date and as of the Closing Date, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus, broadly available road show materials or the Prospectus based upon information relating to any Placement Agent furnished to the Company in writing by such Placement Agent through the Manager expressly for use therein.
(c)          The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and as of the date of the Prospectus and as of the Closing Date will comply in all material respects with the requirements of the Securities Act and the Securities Act Regulations or the Exchange Act and the Exchange Act Regulations, as applicable, and, when read together with the other information in the Prospectus, at the time the Registration Statement became effective, at the time the Prospectus was issued and, with respect to the Prospectus as amended or supplemented  at its date and as of the Closing Date, at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
(d)          The Company is not an "ineligible issuer" in connection with the Direct Offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the Securities Act Regulations.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or, with the Company's prior written approval, on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the Securities Act Regulations.  Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.
(e)          PricewaterhouseCoopers AS, who reported on the financial statements and supporting schedules included in the Registration Statement, the Time of Sale Prospectus and the Prospectus, is an independent registered public accountant with respect to the Company and the Subsidiaries (as defined below) within the meaning of the Securities Act and the Securities Act Regulations and the rules and regulations of the Public Company Accounting Oversight Board.

(f)          The audited financial statements of the Company, together with the related schedules and notes, incorporated by reference into the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in material compliance with the requirements of the Securities Act and the Exchange Act and in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and Prospectus.  The "Selected Financial Data" and "Unaudited Condensed Consolidated Financial Statements" incorporated by reference into the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements incorporated by reference into the Registration Statement, the Time of Sale Prospectus and the Prospectus except as otherwise disclosed therein.
(g)          There are no restrictions on subsequent transfers of the Shares under the laws of Bermuda.
(h)          Since December 31, 2015, except as otherwise stated in the Registration Statement, the Time of Sale Prospectus or the Prospectus, (i) there has not been a material partial loss or total loss of or to any of the vessels described in the Registration Statement, the Time of Sale Prospectus or the Prospectus as owned by the Company or subsidiaries of the Company (each a "Vessel" and collectively, the "Vessels"), whether actual or constructive, (ii) no Vessel has been arrested or requisitioned for title or hire, (iii) neither the Company nor any of the Subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, (iv)  there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Material Adverse Effect (as defined below) and (v) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries taken as a whole.
(i)          The Company has been duly incorporated and is validly existing as an exempted company in good standing under the laws of Bermuda, and has full corporate power and authority necessary to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, to execute and deliver this Agreement and to issue, sell and deliver the Shares as contemplated herein. The Company is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which such qualification is required for the conduct of its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Company and the Subsidiaries taken as a whole (a "Material Adverse Effect") or subject the Company to any material liability or disability.
(j)          Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, each subsidiary of the Company listed on Schedule III hereto (each a "Subsidiary" and collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, all of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any material security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of the Subsidiaries was issued in violation of any preemptive or similar rights of any security holder of such Subsidiary. The Company has no significant subsidiaries, as defined in Regulation S-X 1-02(w), other than the Subsidiaries.
(k)          This Agreement has been duly authorized, executed and delivered by the Company.
(l)          The authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(m)          The Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(n)          The Shares to be placed by the Placement Agents on behalf of the Company have been duly authorized for issuance and sale pursuant to any applicable Application Agreement (as defined below) and, when issued and delivered by the Company to prospective purchasers pursuant to any applicable Application Agreement on the Closing Date, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any statutory preemptive or similar rights.
(o)          Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the Securities Act Regulations.
(p)          There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement, except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(q)          The Company is not in violation of its memorandum of association or bye-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which it is a party, or by which it may be bound, or to which any of the property or assets of the Company is subject (collectively, "Agreements and Instruments") except for such defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and the execution, delivery and performance of this Agreement, including the consummation of the Direct Offering (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), nor will such action result in any violation of (i) the provisions of the memorandum of association or bye-laws of the Company or (ii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its assets, properties or operations, except for any such violation in the case of clause (ii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.
(r)          No permit, consent, license, approval, authorization, order, registration, filing, qualification or decree ("Consent") of or with any court, governmental agency or body having jurisdiction over the Company or any of its properties or assets is required in connection with the Direct Offering, issuance or sale by the Company of the Shares, the execution, delivery and performance of this Agreement by the Company except (i) for such filings, permits, consents, approvals and similar authorizations required under the Securities Act, the Exchange Act and state securities or "Blue Sky" laws or under the rules and regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"), (ii) for the filing with the SEC of any prospectus supplement, (iii) for such filings as are required to be made, or approvals that may be required, under the regulations of the NASDAQ Stock Market ("NASDAQ"), including the notification to NASDAQ for the listing of the Shares thereon, (iv) for such consents that have been, or prior to the Closing Date will be, obtained, (v) for such consents that, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (vi) as disclosed in the Time of Sale Prospectus.
(s)          No labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors, which, in either case, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(t)          There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened, against the Company or any of the Subsidiaries or any of their respective properties, including any Vessel, which (i) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as disclosed or contemplated in the Time of Sale Prospectus, (ii) would prevent the consummation of the Direct Offering as contemplated in this Agreement or the performance by the Company of its obligations hereunder, or (iii) is required to be disclosed in the Registration Statement and is not so disclosed therein.

(u)          There are no contracts or documents which are required to be described in the Registration Statement, the Time of Sale Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.
(v)          The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any written notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or the Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(w)          [Reserved.]
(x)          None of the Company or any affiliate thereof controlled by the Company has taken, nor will any of them take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.
(y)          Each of the Vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus as owned by the Subsidiaries has been duly registered in the name of the relevant Subsidiary (as applicable) under the laws and regulations and flag of the nation of its registration and no other action against any charterer or third party is necessary to establish and perfect such entity's title to and interest in any of the Vessels, and all such Vessels are owned directly by such Subsidiary free and clear of all liens, claims, security interests or other encumbrances, except such liens, claims, security interests or other encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or as are described in or contemplated by the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(z)          The Company and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, the "Governmental Licenses") issued by the appropriate regulatory agencies or bodies necessary to conduct their business now operated by them, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; the Company and each of the Subsidiaries is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect.
(aa)          Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (i) neither the Company nor any Subsidiary is in violation of any non-U.S. foreign or international treaty or convention or any U.S. Federal, state, local or non-U.S. statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface, subsurface strata, the marine environment and the climate) or marine life or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, ballast water, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, emission, discharge, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (ii) the Company and the Subsidiaries have all permits, authorizations, certifications and approvals required under any applicable Environmental Laws (collectively, "Environmental Permits") and are each in compliance with their requirements, (iii) there are no pending or, to the Company's knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of the Subsidiaries and (iv) there are and have been no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or U.S. or non-U.S. arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over such party or any of its properties, assets or operations, including, without limitation, the International Maritime Organization (each, a "Governmental Entity") against or affecting, or any other liability of, the Company or any of the Subsidiaries relating to Hazardous Materials or any Environmental Laws.

In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for environmental remediation, for closure of properties or for compliance with Environmental Laws or Environmental Permits, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.  The costs and liabilities to be identified and evaluated pursuant to this Section 1aa shall not include potential costs and liabilities that may arise from reasonably unforeseen or unexpected future events such as accidents, calamities, outbreaks of hostilities or escalation thereof, piracy or acts of God.
(bb)          Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that  (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, since the end of the Company's most recent audited fiscal year, there has been (x) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (y) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
The Company employs disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.
(cc)          There is and has been no failure on the part of the Company and any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act") applicable to the Company.
(dd)          [Reserved.]
(ee)          There are no documentary, stamp or other issuance or transfer taxes or other similar fees, duties or charges under U.S. Federal law or the laws of any state or any political subdivision thereof, Bermuda law or the laws of any political subdivision thereof, the Republic of the Marshall Islands law or the laws of any political subdivision thereof, or the Republic of Liberia law or the laws of any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or in connection with the issuance and sale of the Shares by the Company to the Placement Agents or the sale of the Shares by the Placement Agents to the investors in the Shares.
(ff)          All U.S. Federal income tax returns of the Company and the Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The U.S. Federal income tax returns of the Company through the fiscal year ended December 31, 2015 have been settled and no assessment in connection therewith has been made against the Company. The Company and the Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable non-U.S., state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and the Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.
(gg)          The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(hh)          Based on its actual and projected income, assets and activities, the Company should not be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "Code") for the 2016 taxable year.
(ii)          The Company and the Subsidiaries maintain for its or their benefit, insurance or a membership in a mutual protection and indemnity association covering their properties, operations, personnel and businesses in such amounts, and of the type, as deemed adequate by the Company; such insurance or membership insures or will insure against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Vessels and, in the case of insurance or a membership maintained by or for the benefit of the Company and the Subsidiaries, their businesses; any such insurance or membership maintained by or for the benefit of the Company and the Subsidiaries is fully in force; there are no material claims by the Company or any Subsidiary under any insurance policy or instrument as to which any insurance company or mutual protection and indemnity association is denying liability or defending under a reservation of rights clause; except as otherwise disclosed or contemplated in the Time of Sale Prospectus, neither the Company nor any of the Subsidiaries is currently required to make any material payment, or is aware of any facts that would require the Company or any Subsidiary to make any material payment, in respect of a call by, or a contribution to, any mutual protection and indemnity association; and neither the Company nor any Subsidiary has reason to believe that it will not be able to renew or cause to be renewed for its benefit any such insurance or membership in a mutual protection and indemnity association as and when such insurance or membership expires or is terminated.
(jj)          The statistical, industry-related and market-related data included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.
(kk)          None of the Company, any Subsidiary or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary is aware of or has taken any action, directly or indirectly, that would reasonably result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company and its Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to result in, and which are reasonably expected to continue to result in, continued compliance therewith.
For the avoidance of doubt, as used in this subsection (kk) and in subsection (ll) and (mm), references to any director, officer, agent, employee, affiliate or other person acting on behalf of the Company shall be deemed to refer to such persons only insofar as they act in such capacities.
(ll)          The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity applicable to the Company and the Subsidiaries (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(mm)          Except as otherwise publicly disclosed, neither the Company, nor any of the Subsidiaries or, to the knowledge of the Company, any director, officer, employee, agent or affiliate of the Company or any of the Subsidiaries is an entity or individual (a "Person") that is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions") or resides, is located, is organized or does business in any country that is the subject of any Sanctions; and the Company will not directly or indirectly, knowingly use the proceeds of the Direct Offering of the Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, to fund any activities of or business with any Person, residing, located, organized or doing business in Burma/Myanmar, Burundi, Cote d'Ivoire, the Crimea region of the Ukraine, Cuba, Iran, Iraq, Lebanon, Liberia, Libya, North Korea, Russia, Sudan, Syria, Venezuala, Yemen, Zimbabwe,  or any other country or territory that, at the time of such funding, is the subject of Sanctions, or in any manner that would result in a violation of Sanctions by any Person (including any Person participating in the Direct Offering of the Shares, whether as placement agent, advisor, investor or otherwise). The Company will use reasonable best efforts to operate its business in a manner that is compliant with Sanctions laws, and will use reasonable best efforts to take such actions as it may be permitted to take under law and contract as it may deem necessary or appropriate to avoid violations of Sanctions laws including, to the extent so necessary, the exercise of its contract rights to reject port calls in certain locations, including Iran, by its charterers. For purposes of this representation, the representation shall be the Company's knowledge with respect to any asset before the Company's acquisition of the asset.

(nn)          Other than as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company is not party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or the Placement Agent for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.
(oo)          No material relationship, direct or indirect, exists between or among the Company or any Subsidiary of the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company or any Subsidiary, on the other hand, which is required to be disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus that is not so described.
(pp)          The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the jurisdiction of formation of the Company (each a "Relevant Jurisdiction") and any political subdivision thereof and courts of each Relevant Jurisdiction should honor this choice of law. The Company has the power to submit and pursuant to Section 11 of this Agreement has legally, validly, effectively and irrevocably submitted to the non-exclusive personal jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of New York, New York County (including, in each case, any appellate courts thereof) in any suit, action or proceeding against it arising out of or related to this Agreement or with respect to its obligations, liabilities or any other matter arising out of or in connection with the sale of Shares by the Company to the Placement Agents under this Agreement and has validly and irrevocably waived any objection to the venue of a proceeding in any such court; and the Company has the power to designate, appoint and empower and pursuant to Section 11 of this Agreement has legally, validly, effectively and irrevocably consented to service of process in the manner set forth herein.
(qq)          The Company, and its obligations under this Agreement, are subject to civil and commercial law and to suit and none of the Company nor any of its respective properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Norwegian, Bermuda, New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in this Agreement.
(rr)          It is not necessary under the laws of any Relevant Jurisdiction or any political subdivision thereof or authority or agency therein in order to enable a Placement Agent to enforce its rights under this Agreement for such Placement Agent to be licensed, qualified, or otherwise entitled to carry on business in such Relevant Jurisdiction or any political subdivision thereof or authority or agency therein; this Agreement is in proper legal form under the laws of each Relevant Jurisdiction and any political subdivision thereof or authority or agency therein for the enforcement thereof against the Company and it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement in any Relevant Jurisdiction or any political subdivision thereof or agency therein that any of them be filed or recorded with any court, authority or agency in, or that any stamp, registration or similar taxes or duties be paid to any court, authority or agency of such Relevant Jurisdiction or any political subdivision thereof.
(ss)          [Reserved.]
(tt)          Except as described in the Time of Sale Prospectus, the Company has not sold, issued or distributed any Common Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to the Private Placement (as defined in the Prospectus) and employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.
(uu)          No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company, except as described in or contemplated by the Registration Statement, the Time of Sale Prospectus and the Prospectus.  All dividends and other distributions declared and payable on the share capital of the Company may under the current laws and regulations of Bermuda be paid in United States dollars and may be freely transferred out of Bermuda, and all such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, withholding or deduction in, and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in, Bermuda.

(vv)          The Company is a "foreign private issuer" (as defined in Rule 405 under the Securities Act Regulations).
(ww)          The aggregate market value of the Company's outstanding voting and non-voting common equity held by non-affiliates of the Company immediately prior to the Direct Offering, as calculated under Item B.1. of the Commission's Form F-3 and the instructions thereto, was $75.0 million or greater.
2.          Fees.  (a)  For this assignment and financial advice in connection therewith, the Placement Agents will charge the Company an aggregate placement fee (the "Placement Fee"), allocated among the Placement Agents according to Schedule II, of 2% of the gross proceeds received by the Company from the Direct Offering of the Shares contemplated in this Agreement, being the aggregate number of Shares issued in the Direct Offering multiplied by the price at which the Shares are sold by the Company. The Placement Fee shall be payable in immediately available funds on the date (the "Closing Date") the Company receives payment for the Shares under a definitive securities application agreement (the "Application Agreement") between the Company and each purchaser (the "Purchaser") of the Shares.
(b)          The right of the Placement Agents to receive the fees set forth in this Section 2 shall survive the termination of this Agreement in accordance with Section 7 hereof.
3.          Conditions to the Placement Agents' Obligations.  The several obligations of the Placement Agents are subject to the following conditions:
(a)          Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:
(i)          there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and the Subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement, except for any change or development disclosed in the Time of Sale Prospectus, that, in your reasonable judgment, is material and adverse and that makes it, in your reasonable judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus; and
(ii)          All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement shall be reasonably satisfactory in all material respects to counsel for the Placement Agents.
(b)          The Placement Agents shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 3(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date in all material respects (except for any representation and warranties qualified by materiality, which shall be true and correct in all respects) and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date, in the form set forth in Exhibit A hereto.
(c)          The Placement Agents shall have received on each of the date of the Application Agreement and the Closing Date a certificate, dated the date of the Application Agreement or the Closing Date, as the case may be,  and signed by the Chief Financial Officer of the Company, certifying in his capacity as Chief Financial Officer to the effect set forth in Exhibit B hereto.
(d)          The Placement Agents shall have received on the Closing Date opinions of Seward & Kissel LLP and MJM Limited, Bermuda counsel for the Company, in form reasonably acceptable to the Placement Agents.
The opinions described in Section 3(d) above shall be rendered to the Placement Agents at the request of the Company and shall so state therein.
(e)          The executed "lock-up" agreements, each substantially in the form of Exhibit C hereto, between you and certain shareholders, officers and directors of the Company relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

4.          Covenants of the Company.  The Company covenants with each Placement Agent as follows:
(a)          To furnish to you, without charge and upon written request, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 4(e) or 4(f) below, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
(b)          Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus at any time prior to the Closing Date, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.
(c)          To furnish to you a copy of each proposed free writing prospectus to be prepared by or, with the Company's prior written approval, on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.
(d)          Not to take any action that would result in a Placement Agent or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Placement Agent that the Placement Agent otherwise would not have been required to file thereunder.
(e)          If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Placement Agents, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Placement Agents and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
(f)          If, during such period after the first date of the placement of the Shares as in the opinion of counsel for the Placement Agents the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by a Placement Agent or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Placement Agents, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Placement Agents and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Placement Agents and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.
(g)          To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request, provided however, that the Company shall not be required to qualify such Shares to the extent such qualification requires the Company to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and sale of the Shares).

(h)          To make generally available to the Company's security holders and to you (including pursuant to filings with the Commission using the Electronic Data-Gathering, Analysis and Retrieval system) as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement pursuant to the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder, including Rule 158 under the Securities Act Regulations.
(i)          If requested by the Manager, to prepare a final term sheet relating to the Direct Offering of the Shares, containing only information that describes the final terms of the Direct Offering in a form consented to by the Manager, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Direct Offering of the Shares.
(j)          Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Placement Agents and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the sale, issuance, transfer and delivery of the Shares to the Purchasers, including any stock, stamp, transfer or other taxes or duties payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 4(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Placement Agents in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Placement Agents incurred in connection with the review and qualification of the Direct Offering of the Shares by the FINRA, (v) all fees, disbursements and expenses of counsel to the Placement Agents in connection with the Direct Offering not otherwise to be paid under (iii) and (iv) hereof, however such amount, together with fees of counsel for the Placement Agents under (iii) and (iv) hereof, shall not exceed $175,000, (vi) all costs and expenses incident to listing the Shares on the NASDAQ and other national securities exchanges and foreign stock exchanges, (vii) the cost of printing certificates representing the Shares, (viii) the costs and charges of any transfer agent, registrar or depositary, (ix) all costs and expenses relating to investor presentations on any "road show" undertaken in connection with the marketing of the Direct Offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, in each case, with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show; provided that the Company shall not reimburse the Placement Agents for any of the Placement Agents' expenses related to this subsection, (x) the document production charges and expenses associated with printing this Agreement and (xi) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.  It is understood, however, that except as provided in this Section, Section 6 entitled "Indemnity and Contribution" and the last paragraph of Section 7 below, the Placement Agents will pay all of their costs and expenses including any fees and disbursements of their counsel exceeding the amount of $175,000 specified in (v) above, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.
(k)          During a period of 45 days from the date of the Prospectus, the Company will not, without the prior written consent of the DNB Markets, Inc. and ABN Amro Securities (USA) LLC, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (a) the Common Shares to be sold hereunder or in the Private Placement (as defined in the Prospectus), (b) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus, (c) any Shares issued or options to purchase Shares granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus or (d) any Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectus.

5.          Covenants of the Placement Agents.  Each Placement Agent severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Placement Agent, or a notification required under the rules of the Oslo Stock Exchange, that otherwise would not be required to be filed by the Company thereunder, but for the action of the Placement Agent.
6.          Indemnity and Contribution.  (a) The Company agrees to indemnify and hold harmless each Placement Agent, its affiliates (as such term is defined in Rule 501(b) under the Securities Act (each, an "Affiliate")), its selling agents and each person, if any, who controls any Placement Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:
(i)          against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, any free writing prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(ii)          against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company;
(iii)          against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by any Placement Agent), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;
provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto) based upon information relating to any Placement Agent furnished to the Company in writing by such Placement Agent through you expressly for use therein.
(b)          Each Placement Agent agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Placements Agents contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in reliance upon and in conformity with information relating to such Placement Agent furnished to the Company in writing by such Placement Agent through you expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus, road show, or the Prospectus or any amendment or supplement thereto, it being understood and agreed that such information only consists of (i) the names of the Placement Agents on the cover of the Prospectus and (ii) information set forth under the section headed "Plan of Distribution" in the Prospectus.

(c)          Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Section 6. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying parties shall not be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
(d)          If the indemnification provided for in this Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agents, on the other hand, from the Direct Offering of the Shares pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Placement Agents, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Placement Agents, on the other hand, in connection with the Direct Offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the Direct Offering of the Shares pursuant to this Agreement (before deducting expenses) received by the Company and the total Placement Fee received by the Placement Agents bear to the aggregate public offering prices of the Shares set forth in the Prospectus. The relative fault of the Company, on the one hand, and the Placement Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Placement Agents and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
(e)          The Company and the Placement Agents agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 6.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 6 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 6, no Placement Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Placement Agent has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)          For purposes of this Section 6, each person, if any, who controls any Placement Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the affiliates of a Placement Agent and selling agents shall have the same rights to contribution as such Placement Agent, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company, as the case may be.
7.          Termination.  The Placement Agents may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of NASDAQ, the NASDAQ Global Market or the Oslo Stock Exchange, (ii) trading of any securities of the Company shall have been materially suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or other relevant jurisdiction shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by the United States Federal Government or New York State, Bermuda or other relevant foreign country authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your reasonable judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.
8.          Effectiveness.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
9.          Entire Agreement.  (a) This Agreement any prior written agreements (to the extent not superseded by this Agreement) that relate to the Direct Offering of the Shares, represents the entire agreement between the Company and the Placement Agents with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the Direct Offering, and the purchase and sale of the Shares.
(b)          The Company acknowledges that in connection with the Direct Offering of the Shares: (i) the Placement Agents have acted at arm's length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Placement Agents owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Placement Agents may have interests that differ from those of the Company.  The Company waives to the full extent permitted by applicable law any claims it may have against the Placement Agents arising from an alleged breach of fiduciary duty in connection with the Direct Offering of the Shares.
(c)          The Company acknowledges that: (i) each of the Placement Agents' research analysts and research departments are required to be independent from its respective investment banking division and are subject to regulations and internal policies relating to such independence, and (ii) each of the Placement Agents' research analysts may hold views and make statements or investment recommendations and/or publish reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions.  The Company waives to the full extent permitted by applicable law any claims it may have against the Placement Agents relating to any conflict of interest that may arise from any potential conflict of interest relating to the foregoing.
10.          Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
11.          Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

(a)          Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each party not located in the United States irrevocably appoints Seward & Kissel LLP, with offices currently at 1 Battery Park Plaza, New York, NY 10004, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.
(b)          With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
12.          Foreign Taxes.  All payments by the Company to each of the Placement Agents hereunder (including any underwriting discount) shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereinafter imposed, levied, collected, withheld or assessed by any jurisdiction in which the Company is organized, resident or doing business for tax purposes (including any political subdivision therein) or any jurisdiction through which the Company or its agent makes a payment (including any political subdivision therein), excluding (i) any such tax imposed by reason of such Placement Agent having some connection with any such jurisdiction other than its participation as a Placement Agent hereunder, and (ii) any such tax imposed on or measured by net income (however denominated) of such Placement Agent and any franchise tax imposed on such Placement Agent (all such non-excluded taxes, "Foreign Taxes"). If the Company is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Foreign Taxes withheld or deducted, then amounts payable under this Agreement shall be increased to such amount as is necessary to yield and remit to each Placement Agent an amount which, after deduction of all Foreign Taxes (including all Foreign Taxes payable on such increased payments) equals the amount that would have been payable if no Foreign Taxes applied.
13.          Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
14.          Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the Placement Agents shall be delivered, mailed or sent to you in care of DNB Markets, Inc., 200 Park Ave, Floor 31, New York, NY 10166, Attention: David Zazula, with a copy to Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, N.Y. 10019, Attention:  D. Scott Bennett; and if to the Company shall be delivered, mailed or sent to Golden Ocean Group Limited, PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, Phone: + 1 441 295 69 35, Fax: + 1 441 295 34 94, Attention:  Georgina Sousa with a copy to Seward & Kissel LLP at One Battery Park Plaza, New York, New York 10004, Attention: Gary J. Wolfe.

[Remainder of page intentionally left blank.  Signature pages follow.]

Very truly yours,
GOLDEN OCEAN GROUP LIMITED

By: /s/ Birgitte R. Vartdal
Name: Birgitte R. Vartdal
Title: Attorney-in-fact

[Signature Page of Placement Agency Agreement]

Accepted as of the date hereof

DNB MARKETS, INC.

By: /s/ Jae Kwon
Name: Jae Kwon
Title: Managing Director

[Signature Page of Placement Agency Agreement]

ABN AMRO SECURITIES (USA) LLC

By: /s/ Dan Hochstadt
Name: Dan Hochstadt
Title: Managing Director

[Signature Page of Placement Agency Agreement]

SCHEDULE I

Manager:	DNB Markets, Inc.
Placement Agents authorized to release lock-up under Section 4:	DNB Markets, Inc. and ABN AMRO Securities (USA) LLC
Manager authorized to appoint counsel under Section 6(c):	DNB Markets, Inc.
Registration Statement File No.:	333-211365
Time of Sale Prospectus:	1. Preliminary Prospectus dated March 14, 2017
2. The pricing information set forth in this Schedule 1.
Lock-up Restricted Period:	45 days
Title of Shares to be placed:	Common Shares par value $0.05 per share
Number of Shares:	8,607,800
Public Offering Price:	$6.97 per share
Closing Date:	March 17, 2017

I-1

SCHEDULE II

Placement Agents

Name of Placement Agent	Percentage of Placement Fee
DNB Markets, Inc., designated as Placement Agent and Bookrunner	75%
ABN Amro Securities (USA) LLC, designated as Placement Agent and Bookrunner	25%

II-1

SCHEDULE III

Company Significant Subsidiaries
Name	Jurisdiction
Golden Ocean Group Management (Bermuda) Ltd	Bermuda
Golden Ocean Management AS	Norway
Golden Ocean Management Asia Pte Ltd	Singapore
Golden Ocean Trading Ltd	Bermuda
Golden Ocean (Cyprus) Ltd	Cyprus
Golden Ocean Shipping Co Pte Ltd	Singapore
Golden Aries Inc	Liberia
Golden Arima Inc	Liberia
Golden Beppu Inc	Liberia
Golden Brilliant Inc	Liberia
Golden Crystal Inc	Liberia
Golden Daisy Inc	Liberia
Golden Diamond Inc	Liberia
Golden Eclipse Inc	Liberia
Golden Eminence Inc	Liberia
Golden Empress Inc	Liberia
Golden Endeavour Inc	Liberia
Golden Endurer Inc	Liberia
Golden Enterprise Inc	Liberia
Golden Feng Inc	Liberia
Golden Gemini Inc	Liberia
Golden Ginger Inc	Liberia
Golden Ice Inc	Liberia
Golden Leo Inc	Liberia
Golden Libra Inc	Liberia
Golden Opportunity Inc	Liberia
Golden Pearl Inc	Liberia
Golden Rose Inc	Liberia
Golden Ruby Inc	Liberia
Golden Saguenay Inc	Liberia
Golden Sapphire Inc	Liberia
Golden Shui Inc	Liberia
Golden Strength Inc	Liberia
Golden Taurus Inc	Liberia
Golden Virgo Inc	Liberia
Palila Inc	Liberia
Parula Inc	Liberia
Petrel Inc	Liberia
Piper Inc	Liberia
Front Singapore Inc	Liberia
Front San Francisco Inc	Liberia
Front Seoul Inc	Liberia
Front Stockholm Inc	Liberia
Front Santiago Inc	Liberia
Front Santos Inc	Liberia
Front Shanghai Inc	Liberia
Front Savannah Inc.	Liberia
Front Sakura Inc	Liberia
Front Seville Inc	Liberia
Golden Finsbury Inc	Liberia
Golden Fulham Inc	Liberia
Golden Bexley Inc	Liberia
Golden Barnet Inc	Liberia
Golden Scape Inc	Liberia
Golden Swift Inc	Liberia
Front Fuji Inc	Liberia
Front Aso Inc	Liberia
Golden Cirrus Inc	Liberia
Golden Cumulus Inc	Liberia
Golden Nimbus Inc	Liberia
Golden Arcus Inc	Liberia
Golden Incus Inc	Liberia
Golden Calvus Inc	Liberia
Golden Lyderhorn Inc	Liberia
Golden Opus Inc	Liberia
United Freight Carriers LLC	Liberia
Capesize Chartering Ltd	Bermuda
Seateam Management Pte Ltd	Singapore

III-1

Exhibit 3
Golden Ocean Group Limited Application Agreement (Offering March 2017)	DNB Markets
General Information: Golden Ocean Group Limited (the "Company"), an exempted company incorporated under the laws of Bermuda with registration number EC22353, intends to conduct an offering of new ordinary shares in the Company, each with a par value of USD 0.05 (the "Offer Shares") raising gross proceeds of NOK equivalent of USD 60 million (the "Offering"). The Offering is directed towards certain Norwegian and international institutional investors subject to applicable exemptions from European prospectus requirement. The subscription price per Offer Share (the "Subscription Price") will be set through a book-building process. The Company has appointed DNB Markets Inc and ABN AMRO Securities (USA) LLC as placement agents (the "Managers") in the Offering. The minimum subscription and allocation amount in the Offering will be USD equivalent of EUR 100,000, provided that the Company may, at its sole discretion, allocate an amount below EUR 100,000 to the extent applicable exemptions from the prospectus requirement pursuant to applicable regulations, including the Norwegian Securities Trading Act and ancillary regulations, are available. The principal terms and conditions of the Offering are set out in the term sheet dated 14 March 2017 (the "Term Sheet"). This application agreement (including its Exhibit) (the "Application Agreement"), the Term Sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333- 211365) that has previously been filed with the United States Securities and Exchange Commission (jointly the "US Prospectus") shall constitute the "Investor Documentation". Copies of the US Prospectus may be obtained by contacting DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800.The applicant (the "Applicant") hereby acknowledges that the application and subscription is subject to the terms set out therein.
Application procedure: Applications will take place from and including 14 March 2017 at 21:00 hours CET to and including 15 March at 08:00 hours CET (the "Application Period"). The Company, in consultation with the Managers, reserves the right, at its own discretion, to close or extend the Application Period at any time on short notice. If the Application Period is shortened or extended, the other dates referred to herein may be amended accordingly.
By executing this Application Agreement, or by placing an application by taped phone as further described below, the Applicant irrevocably confirms the Applicant's request to subscribe for the number of Offer Shares at the amount(s) specified by such Applicant on the terms included in the Investor Documentation, and authorizes and instructs the Managers or their appointed representative, each acting alone, to subscribe for the number of Offer Shares allocated to the Applicant in the Offering (the "Allocated Shares") on behalf of the Applicant. If no price limit is stated no price limit will apply and the Application will be considered as an Application for the stated number of shares or the stated amount at any final Subscription Price.  This Application Agreement, duly signed, valid and binding on the part of the Applicant, must be in the possession of the Managers by the end of the Application Period. The Applicant bears the risk of any postal delays, unavailable internet lines or servers, unavailable fax lines and any other logistical or technical problems that may result in applications not being received in time or at all. The Applicant is further responsible for the correctness of the information inserted on the Application Agreement. In addition, the Managers may, in their sole discretion, accept applications placed by taped phone, e-mail or Bloomberg within the Application Period provided that the Applicant confirms that the Applicant accepts the terms of this Application Agreement. Any application made by taped phone will be binding for the Applicant in the same manner as an application made in writing. Without limiting the binding nature of applications made by taped phone, e-mail or Bloomberg, the Managers may require that an application placed by taped phone is subsequently confirmed by the execution of this Application Agreement in writing, and may, if the Applicant fails to satisfy such requirement, in its sole discretion, disregard the application, without any liability towards the Applicant. Any application placed by taped phone, e-mail or Bloomberg shall be deemed made on the terms and subject to the conditions set out in this Application Agreement. Any application received by the Managers (whether in writing or by taped phone, e-mail or Bloomberg) becomes binding at the end of the Application Period and may not be withdrawn or amended after such time.

Allocation of Offer Shares: Notification of allotment and payment instruction (the "Notification") will be sent to the Applicant by the Managers on or about 15 March 2017, subject to any shortening or extensions of the Application Period. The Company and the Managers will in their sole discretion allocate the Offer Shares to the Applicants and may take into account such allocation principles as set out in the Term Sheet. The Company and the Managers may, at their sole discretion, set a maximum allocation to any Applicant as well as reject or reduce any application in whole or in part. The final allocation of Offer Shares will be resolved by the Company's board of directors. Allotment of Offer Shares totalling a lower amount than applied for does not affect the Applicant's obligation to subscribe and pay for the Offer Shares allotted.
Settlement and delivery of Allocated Shares: The date for settlement of the Offering is expected to be on or about 17 March 2017 (the "Settlement Date"). The Applicant shall pay the subscription amount (being the number of Allocated Shares multiplied with the Subscription Price) in accordance with the procedures set out herein and in the Notification. The Managers assume no responsibility for the delivery and payment obligations of the Company and Applicant respectively. Beneficial interests in the Allocated Shares will be registered to the Applicant's VPS account as soon as practicable after full payment has been received and the Conditions (as defined below) have been met.
VPS registration: In order to facilitate registration of the beneficial interests in the Company's shares with the VPS, the Company has entered into a registrar agreement with the Nordea Bank Norge ASA (the "VPS Registrar"), who operates the Company's VPS share register. Pursuant to the registrar agreement, the VPS Registrar is indirectly registered as holder of the Company's shares in the register of members that the Company maintains pursuant to Bermuda law. The VPS Registrar will register the beneficial interests in the Allocated Shares in book-entry form with the VPS. Therefore, it is not the Company's  shares in registered form issued in accordance with the Bermuda Companies Act, but the beneficial interests in such shares in book-entry form that are registered with the VPS. The beneficial interests in the Allocated Shares will be registered in book-entry form with VPS under the category of a "share" and it is such interest in the Allocated Shares that will be registered and traded on the Oslo Stock Exchange.
VPS account: Any allocation of Offer Shares in the Offering is conditional upon the Applicant holding a VPS account. The VPS account number must be stated in the Application Agreement. VPS accounts can be established with authorized VPS registrars, who can be Norwegian banks, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the EEA. Establishment of a VPS account requires verification of identity to the VPS registrar in accordance with the Anti-Money Laundering Legislation. However, non-Norwegian investors may use nominee VPS accounts registered in the name of a nominee. The nominee must be authorized by the Financial Supervisory Authority of Norway.
Please note that Applicants must themselves notify changes in registered information on the VPS account directly to the Applicant's account manager, and that the Applicant is responsible for any consequences if correct information is not registered on the VPS account. Notices produced by the VPS (including inter alia notices of allotment) will be sent to the address registered on the VPS account.
Confidentiality: The offer to apply for and subscribe for Offer Shares in the Offering is personal and cannot be forwarded or made known to any third party. The Applicant hereby undertakes to keep the contents of this Application Agreement and any information made available pursuant to it confidential, including but not limited to the fact that any agreement has been entered into until the completion of the Offering has been resolved and publicly announced by the Company, with the exemption for disclosure to applicable authorities as required by law. The Applicant acknowledges that knowledge of the planned Offering may constitute inside information and agrees to adhere to the restrictions set out in chapter 3 of the Norwegian Securities Trading Act relating to inside information.
SPECIFICATION OF APPLICATION
Please specify the number of or NOK amount of Offer Shares applied for, subject to the price limitations set forth below. If no specification is given below, the "no price limit" option will apply:

Offer price per share:	Number of shares or NOK amount applied for at the stated price limitations(1):	For the use of the Managers
From NOK _____ up to and including NOK _____
From NOK _____ up to and including NOK _____
From NOK _____ up to and including NOK _____
No price limit
(1) Please state clearly whether the order is in number of shares or amount.
On the terms and conditions set forth in this Application Agreement (including its Exhibit), the undersigned Applicant hereby confirms the Applicant's request to subscribe for Offer Shares as stated above if issued by the Company on the terms set out in the Investor Documentation. The Applicant further confirms that (i) no due diligence (neither legal, financial, commercial nor technical) has been carried out by the Managers or by any other parties in connection with the Offering, (ii) the Applicant has received and read the Investor Documentation, (iii) the investment in the Offer Shares is made solely at the Applicant's own risk, (iv) the Applicant is not subscribing for or purchasing Offer Shares, either on the Applicant's own account or for the account of others, in contradiction to the selling and transfer restrictions included in Exhibit I, (v) the Applicant has read and understood, and accepts to be bound by, the entire Application Agreement (including the Exhibit), and (vi) the Applicant irrevocably authorizes the Managers (or someone appointed by it), each acting alone, to subscribe for any Offer Shares allocated to the undersigned Applicant.

Application date and place Must be dated in the Application Period	Binding signature The Applicant must have legal capacity. When signing by authorisation, documentation in form of company certificate or power of attorney must be enclosed

INFORMATION ON THE APPLICANT – ALL FIELDS MUST BE COMPLETED
First name
Surname/company
VPS account number
Street address
Post code/district/country
Personal ID number/ organization number
Nationality
E-mail address
Daytime telephone number

EXHIBIT I
Terms and Conditions of Application
Information/ risks/ representations and warranties: The Applicant confirms that it has sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision in the Company by applying for and purchasing Offer Shares, and the Applicant is able to bear the economic risk, and to withstand a complete loss of an investment in the Offer Shares. The Applicant confirms that it has received this Application Agreement and the Term Sheet and that it has had access to and an opportunity to review the Investor Documentation and such financial and other information concerning the Company and the Offer Shares as the Applicant has deemed necessary or desirable in connection with the application for and subscription of the Offer Shares (including without limitation the reports publicly filed by the Company with the Oslo Stock Exchange or the US Securities and Exchange Commission), and has made such investigation with respect thereto as it deems necessary. The Application confirms that it has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Offering of the Offer Shares and the merits and risks of investing in the Offer Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Applicant has made its own assessment of the Company, the Offer Shares and the terms of the Offering based only on the Investor Documentation and such information as is publicly available, including the Company's financial statements, and, to the extent deemed necessary by the Applicant having consulted with its own independent advisors, the Applicant has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relating to its investment in the Offer Shares. The Applicant confirms that other than as set out in the Investor Documentation, it has not relied on representations, warranties, opinions, projections, financial or other information or analysis, if any, supplied to it by any representative of the Company or the Managers or any of their respective affiliates. Other than the US Prospectus, the Applicant is aware and accepts that no prospectus, offering memorandum or similar disclosure document will be prepared in connection with the Offering. The Managers expressly disclaim liability in connection with the Applicant's participation in the Offering and the Applicant understands and expressly agrees that it is applying for Offer Shares on this basis. The Applicant further confirms and accepts that all commitments, acceptances, confirmations, representations, warranties and undertakings given by the Applicant pursuant to this Application Agreement are given for the benefit of the Company and the Managers and may be enforced against the Applicant by each of the Company and the Managers.
Organization; Authority:  The Applicant has the power and authority to enter into and to consummate the transactions contemplated by this Application Agreement and otherwise to carry out its obligations under this Application Agreement. The execution and delivery of the Application Agreement and performance by the Applicant of the transactions contemplated hereby have been duly authorized and executed by the Applicant and constitute the valid and legally binding obligation of the Applicant, enforceable against it in accordance with its terms.
Understandings or Arrangements:  The Applicant is applying for and acquiring the Offer Shares as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Offer Shares. The Applicant is applying for and acquiring the Offer Shares in the ordinary course of its business.
Certain Transactions and Confidentiality:  Other than consummating the transactions contemplated hereunder, the Applicant has not, nor has any person acting on behalf of or pursuant to any understanding with the Applicant, directly or indirectly executed any purchases or sales, including short sales, of the securities of the Company during the period commencing as of the time that the Applicant first received information concerning the Offering and ending immediately prior to the execution hereof.  Other than to the  Applicant's representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and affiliates, the Applicant has maintained the confidentiality of all disclosures made to it in connection with this Offering (including the existence and terms of the Offering).
Selling and transfer restrictions:
General: This Application Agreement does not constitute an offer to sell or a solicitation of an offer to buy Offer Shares in any jurisdiction in which such offer or solicitation is unlawful.
United States: This offering will be made only by means of an application agreement, a term sheet and a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC's website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from contacting DNB Markets Inc. at 200 Park Ave, Floor 31, New York, NY 10166, telephone: +1 212 681 3800.This offering will be made pursuant to the Company's existing shelf registration statement on Form F-3 (Registration No. 333-211365) previously filed with the SEC and declared effective. This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canada: The distribution of the Offer Shares in Canada is being made only on a private-placement basis, thus exempting it from the requirement that the Company prepare and file a prospectus with the applicable securities regulatory authorities. The Offer Shares are being offered in those jurisdictions and to those persons where and to whom they may lawfully be offered for sale, and therein only by persons permitted to sell such securities. Each Canadian purchaser who purchases Offer Shares must be entitled under applicable securities laws to purchase such securities without the benefit of a prospectus qualified under such securities laws; must be an "accredited investor" within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions and  purchasing the Offer Shares as principal or deemed principal for its own account; and must be a  "permitted client" within the meaning of National Instrument 31-103 – Registration Requirements and Exemptions. There is currently no public market for the Offer Shares in Canada and any resale of the Offer Shares in Canada must be made in accordance with applicable securities laws.
United Kingdom: Each UK Applicant confirms that it understands that the Offering has only been communicated (a) to persons who have professional experience, knowledge and expertise in matters relating to investments and are "investment professionals" for the purposes of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons being referred to as "relevant persons") and (b) only in circumstances where, in accordance with section 86(1)(c) and (d) of the Financial and Services Markets Act 2000 ("FSMA"), the requirement to provide an approved prospectus in accordance with the requirement under section 85 FSMA does not apply as the minimum denomination of and subscription for the Offer Shares exceeds EUR 100,000 or an equivalent amount. Any application or subscription for the Offer Shares is available only to relevant persons and will be engaged in only with relevant persons and each UK Applicant warrants that it is a relevant person.
Australia and Japan: The Offer Shares will not be registered under the applicable securities laws of Australia or Japan and may not be offered, sold, resold or delivered, directly or indirectly, in or into Australia or Japan except pursuant to an applicable exemption from applicable securities laws.
Regulatory issues: In accordance with the Norwegian Securities Trading Act, Managers must categorize all new customers in one of three customer categories. All investors that are applying for Offer Shares in the Offering and which are not existing clients of the Managers will be categorized as Non-professional clients unless otherwise is communicated in writing by the Managers. For further information about the categorization the Applicant may contact the Managers. The Managers will treat the Application as an execution only instruction from the Applicant to apply for Offer Shares under the offer and hence the Managers will not determine whether the Application for Offer Shares is suitable or not for the Applicant as otherwise provided for in the Norwegian Securities Trading Act.
Information exchange and barriers: The Applicant acknowledges that, under the Norwegian Securities Trading Act there is a duty of secrecy between the different units of the Managers as well as between the Managers and the other entities in the Managers' group. This may entail that other employees of the Managers or the Managers' group may have information that may be relevant to the Applicant, but which the Managers will not have access to in its capacity as Managers for the Offering. The Managers are further part of a securities firm that offers a broad range of investment services. In order to ensure that assignments undertaken in certain departments are kept confidential, the other activities, including analysis and stock broking, are separated from the respective departments by information walls. The Applicant acknowledges that the analysis and stock broking activity within the securities firm may conflict with the Applicant's interests with regard to transactions in the Offer Shares as a consequence of such information walls.
Mandatory anti-money laundering procedures: The Offering is subject to the Norwegian Money Laundering Act No. 11 of 6 March 2009 and the Norwegian Money Laundering Regulations No. 302 of 13 March 2009 (collectively the "Anti-Money Laundering Legislation"). Applicants who are not registered as existing customers of the Managers must verify their identity to the Managers in accordance with requirements of the Anti-Money Laundering Legislation, unless an exemption is available. Applicants who have designated an existing Norwegian bank account and an existing VPS account on the Application Agreement are exempted, unless verification of identity is requested by the Managers. Applicants who have not completed the required verification of identity prior to the expiry of the Application Period will not be allocated Offer Shares.
Commission: It is not allowed to apply or subscribe for Offer Shares by commission or similar arrangements.
Conditionality of the Offering: The issue of Offer Shares is subject to the corporate resolutions of the Company required to implement the issue of the Offer Shares, including approval by the board of directors of the Company.
Cancellation: The Applicant acknowledges that the Offering will be cancelled if the Conditions are not fulfilled, and may be cancelled by the Company in its sole discretion for any other reason. Neither the Managers nor the Company will be liable for any losses if the Offering is cancelled, irrespective of the reason for such cancellation.
Relation to law, regulations and by-laws: The Applicant has full power and authority to execute and deliver the Application Agreement and to approve these terms and conditions and to apply and subscribe for the Offer Shares and is authorized to pay all amounts it has committed to pay subject to the satisfaction of the terms stated herein for completion of the Offering. The execution and delivery of the Application Agreement has been authorized by all necessary action by Applicant or on Applicant's behalf, and the Application Agreement represents valid and binding obligations, enforceable against the Applicant in accordance with its terms. The Applicant bears the full risk for its legal ability to apply for, subscribe, purchase and own Offer Shares in the Company, and its monetary liability under this undertaking will not cease to be effective in the event that subscription and ownership of the Offer Shares would be illegal due to applicable statutory law and regulations. In such event, the Applicant shall fulfil the payment obligations that have been effected and will designate a third party to whom the Offer Shares are to be issued.

Limitation of liability: The Managers hereby expressly disclaim any liability whatsoever towards the Applicant in connection with the Offering and the Applicant understands and expressly agrees that it is applying for and subscribing Offer Shares on this basis. The Managers make no undertaking, representation or warranty, express or implied, to the Applicant regarding the accuracy or completeness of the Investor Documentation and any other information (whether written or oral), concerning the Company, the Offer Shares or the Offering received by the Applicant whether such information was received through the Managers or otherwise, and the Applicant acknowledges by the Applicant's application that the Applicant has not been induced to enter into this Application Agreement by any representation, warranty or undertaking by any of the aforementioned.
Overdue and missing payments: Overdue payments will be charged with interest at the applicable rate under the Norwegian Act on Interest on Overdue Payment of 17 December 1976 No. 100; 8.50% per annum as of the date of this Application Agreement. If the Applicant fails to comply with the terms of payment or should payments not be made when due, the Applicant will remain liable for payment of the Offer Shares allocated to it and the Offer Shares allocated to such Applicant will not be delivered to the Applicant. In such case the Company and the Managers reserve the right to, at any time and at the risk and cost of the Applicant, re-allot, cancel or reduce the application and the allocation of the allocated Offer Shares, or, without further notice sell, assume ownership to or otherwise dispose of the allocated Offer Shares in accordance with applicable law. If Offer Shares are sold on behalf of the Applicant, such sale will be for the Applicant's account and risk and the Applicant will be liable for any loss, costs, charges and expenses suffered or incurred by the Company and/or the Managers as a result of, or in connection with, such sales. The Company and/or the Managers may enforce payment for any amounts outstanding in accordance with applicable law. The Company and the Managers further reserve the right (but have no obligation to) to have the Managers advance the subscription amount on behalf of Applicants who have not paid for the Offer Shares allocated to them. The non-paying Applicants will remain fully liable for the subscription amount payable for the Offer Shares allocated to them, irrespective of such payment by the Managers. If the Offer Shares are sold on behalf of the Applicant, the Applicant will be liable for any loss, costs, charges and expenses suffered or incurred by the Company and/or the Managers as a result of or in connection with such sales. The Company and/or the Managers may enforce payment of any amounts outstanding in accordance with applicable law.
Governing law: Norwegian law governs the Application Agreement. Any disputes regarding this Application Agreement which cannot be solved amicably, shall be referred to the ordinary courts of Norway and the Applicant accepts the non-exclusive jurisdiction of the Oslo City Court.

Exhibit 5.1

OPINION OF MJM LIMITED (SPECIAL BERMUNDA COUNSEL TO THE COMPANY)

17 March 2017
By Email and by Hand
Golden Ocean Group Limited Par-la-Ville Place 14 Par-la-Ville Road Hamilton HM 08 Bermuda

Dear Sirs,

Golden Ocean Group Limited (the "Company")
1.          Subject of Opinion
We are lawyers duly qualified to practise in Bermuda.  This opinion as to the laws of Bermuda is addressed to you in connection with the  public offering (the "Offering") of 8,607,800 of the  Company's common shares of par value US$0.05 (the "Shares") as described in a registration statement on Form F-3 (File No. 333-211365), such registration statement as amended and supplemented from time to time the "Registration Statement", which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) filed with the Securities and Exchange Commission (the "Commission") on 13 May 2016 under the Securities Act of 1933, as amended (the "Act") and the rules and regulations promulgated thereunder, and a base prospectus of the Company dated 13 May 2016  (the "Base Prospectus"), as supplemented by a prospectus supplement thereto dated 15 March 2017 with respect to the issuance and sale of the Shares included therein (the "Supplement" and together with the Base Prospectus, the "Prospectus").
2.          Documents Examined
   For the purposes of this opinion we have examined and relied upon the following (collectively, the "Documents"):
2.1.	a copy of the Registration Statement;
2.2.	a copy of the Prospectus;
2.3.	a copy of the following documents of the Company, as certified by the Secretary thereof on 17 March 2017 and 16 March 2017:
(a)	Certificate of Incorporation;
(b)          Certificates of Incorporation on Change of Name;
(c)          Memorandum of Association;
(d)          Certificates of Deposit of Memorandum of Increase of Share Capital;
(e)	Bye-laws;
(f)
Resolutions passed by the Board of Directors of the Company on 14 March 2017 and resolutions passed by the Pricing Committee of the Board of Directors of the Company on 15 March 2017 (the "Resolutions");

(g)	Tax Assurance;
(h)	Register of Directors and Officers; and
(i)	Register of Members.

2.4.	a Certificate of Compliance issued by the Bermuda Registrar of Companies ("ROC") in respect of the Company dated 15 March 2017; and
2.5.	such other documents as we have deemed necessary in order to render this opinion.
A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this paragraph 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.
3.	Searches
We have also relied upon our searches of the documents of public record relating to the Bermuda Companies maintained by the ROC and on our search of the Cause Book maintained by the Registrar of the Supreme Court of Bermuda, both made on 17 March 2017 (the "Searches").
4.	Opinion Limited to Bermuda Law
We have made no investigation of the laws of any jurisdiction other than Bermuda and this opinion is given only with respect to Bermuda law as applied by the courts of Bermuda at the date thereof and is governed by, and should be construed in accordance with, those laws. This opinion is limited to the matters stated herein and does not extend to, and is not intended to be extended by implication to, any other matters. We give this opinion on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.
5.	Assumptions
In giving this opinion we have assumed:
5.1.
the authenticity, accuracy and completeness of all Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all Documents submitted to us as certified, conformed, notarised or photo static copies;

5.2.	the genuineness of all seals, signatures and markings on the Documents;
5.3.	the authority, capacity and power of each of the persons signing the Documents (other than the Company);
5.4.	that any representation, warranty or statement of fact or law, other than the laws of Bermuda, made in any of the Documents, is true, accurate and complete;
5.5.	that each of the Documents which was received by electronic means is complete, intact and in conformity with the transmission as sent;
5.6.	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;
5.7.
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any actions taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

5.8.
that the information disclosed by the Searches has not been materially altered and that the Searches did not fail to disclose any material information which had been delivered for filing or registration, but was not disclosed or did not appear on the public files or on the Cause Book at the time of the Searches;

5.9.	that no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against or affecting the Company;
5.10.	that the Company has not passed a voluntary winding-up resolution and that no petition has been presented to or order made by a court for the winding-up or dissolution of the Company;
5.11.
that the Resolutions certified as being true and accurate and provided to us in connection with the giving of this opinion were duly adopted by the duly elected or appointed directors of the Company or any duly constituted committee thereof; that any provisions contained in the Companies Act 1981 of Bermuda, as amended (the "Companies Act"), or the bye-laws of the Company relating to the declaration of directors' interests and the convening of, the quorum required for, and voting at the meetings of the directors and the adopting of written resolutions of the directors were duly observed; and that such Resolutions have not been amended or rescinded, either in whole or in part, and are in full force and effect;  and

5.12.
all Shares have been issued in compliance with all matters of, and the validity and enforceability thereof under, applicable U.S. federal and state securities laws and other laws (other than the laws of Bermuda, in respect of which we are opining).

6.	Opinion
Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:
6.1.	the Company is duly incorporated for an indefinite period as an exempted limited company, and is validly existing and in 'good standing' under the laws of Bermuda;
6.2.	the Shares have been duly authorised and validly issued, and are fully paid and non-assessable; and
6.3.	so far as can be ascertained from the Searches, the Company is not engaged in or threatened with any action, suit, or proceeding before any court in Bermuda.
7.	Reservations
We have the following reservations:
7.1.
we have relied upon searches of public records on file at the offices of the ROC and the Registry of the Supreme Court of Bermuda but we note that the records disclosed by those searches may not be complete or up to date;

7.2.
any reference in this opinion to shares being "non-assessable" means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company; and

7.3.
any reference in this opinion to the Company being "in good standing" means having paid all fees and taxes and having made all filings required by the laws of Bermuda in order to maintain the valid existence of the Company pursuant to such laws.

8.	Disclosure
This opinion has been prepared for use in connection with the filing by the Company of a current report on Form 6-K which will be incorporated by reference into the Registration Statement and the prospectus thereto and is not to be relied upon in respect of any other matter.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the above-described Form 6-K and to the reference to our firm under the caption "Legal Matters" in the prospectus attached to the Registration Statement, without admitting that we are "experts" within the meaning of the Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Act.
This opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.
Yours faithfully,

/s/ MJM  LIMITED